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                                                                  Exhibit 99.A.1


February 11, 1998


Dear Limited Partners:

This letter is being sent in response to a new offer from Kalmia Investors L.L.C. (Kalmia) to purchase your Units of Westin Hotels Limited Partnership for $1,000 per Unit. The General Partner expresses no opinion and remains neutral towards Kalmia's latest tender offer for the following reasons: (1) the tender offer represents a per Unit purchase price equal to Kalmia's previous tender offer and higher than any other previous tender offers or prices reported or otherwise known to the Partnership; and (2) since the General Partner is still in the preliminary stages of exploring the possible sale of one or more of the Hotels, it is unable to determine whether the tender offer price is likely to be more or less than the per Unit cash proceeds a Unit holder would receive on any sale of the Hotels. To assist you, however, in considering whether or not to accept this offer, we are providing you with the following information updates and reminders:

POTENTIAL SALE OF THE HOTELS

As indicated in our letter to you dated November 23, 1998, we are evaluating the possible sale of one or both of the Hotels. Our exploration of the possible sale of the Hotels is still in the preliminary stages, which include property valuation, market assessment and broker selection. As of the date of this letter, the General Partner has commissioned an independent third party to begin an appraisal of the Hotels. We, however, have not completed any such property valuation, market assessment or broker selection, and we have received no bids for either of the Hotels. Presently, we are unable to advise you whether or not a sale of the Hotels would result in your receipt of cash proceeds in excess of $1,000 per Unit.

CASH DISTRIBUTIONS

The General Partner anticipates that, as a result of increased cash flow from the operations and barring any unforeseen circumstances, the Partnership will be in a position to continue cash distributions to the limited partners at the annual level of $95 per Unit in 1999. Per the terms of the Partnership Agreement, the General Partner shall determine the amount of Net Cash Flow to be distributed to the limited partners.


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Limited Partners
February 11, 1999
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5% SAFE-HARBOR

In 1996 the General Partner determined it to be in the best interest of the Partnership to implement a Unit transfer policy that relies on the protections of a 5% safe harbor to prevent the Partnership from being deemed a publicly traded partnership pursuant to Section 7704 of the Internal Revenue Code. Relying on the protections of this 5% safe harbor, the General Partner will, when qualified sales of Partnership Units reach 6,848 in any one year, suspend its approval of any Unit sale transfer requests for the remainder of that year. This may restrict your ability to sell your Units. As of this date, the Partnership has transfer requests totaling 6,848 pending approval for 1999 and 1,534 pending approval for 2000.

In its new offer, the Purchaser referenced a discussion with us about providing a legal opinion on the transfer of Units that Purchaser acquired in its tender offer. These discussions have been concluded and no opinion is expected.

OTHER CONSIDERATIONS

For those limited partners who have no current need for liquidity and expect to retain their Units through an anticipated sale of the Hotels, the tender offer may be inadequate and not in their best interests. For those limited partners who have an immediate need for liquidity or who conclude that the risks of a longer holding period are significant, however, the tender offer may indeed be adequate and in their best interests.

Finally, selling your Units may have an impact on your federal income tax liability. Therefore, we recommend that you consult with your tax advisor to determine what this impact will be before selling your Units.




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Limited Partners
February 11, 1999
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In closing, as always any questions or concerns can be directed to the Investor
Relations Department at 1-800-323-5888.

Sincerely,

Westin Hotels Limited Partnership
By Westin Realty Corp.


/s/  Alan M. Schnaid
     ---------------------
By:  Alan M. Schnaid,
Vice President